Exhibit 99.16

Section A

OVERVIEW

Summary			A.3

1.	A committed Québec		A.7

	1.1	Growing Québec’s wealth	A.7

	1.2	Developing the potential of youth	A.9

	1.3	Making the health care system more effective and more humane	A.10

	1.4	Supporting Quebecers	A.11

	1.5	Diversifying and consolidating environmental measures	A.13

2.	Québec’s economic situation		A.15

	2.1	The year 2023, a period of transition before the return to sustainable growth	A.15

3.	Québec’s financial situation		A.17

	3.1	A smaller budgetary deficit in 2022-2023	A.17

	3.2	Financial framework	A.19

	3.3	Returning to a balanced budget	A.21

	3.4	Increased investment in public infrastructure	A.23

4.	Gradually reducing the debt burden		A.25

5.	Alternative forecast scenarios		A.27

Appendix:	Québec’s economic outlook – 2021 to 2027	A.31

A.1

Summary

The government is continuing the efforts of the past four years. Budget 2023-2024 prioritizes the economy, education, health and the environment, while maintaining a prudent and responsible financial framework.

The year 2023 will be a period of transition for the global economy, marking a move to a more stable economic environment.

—	In early 2020, the COVID-19 pandemic caused a shock of unprecedented magnitude, sending the economy into a short but deep recession.

—	The subsequent economic recovery in 2021 and 2022, monetary and fiscal stimulus, supply-demand imbalances and Russia’s invasion of Ukraine created an environment conducive to upward inflationary pressures. Most central banks have raised their policy rates during the past year in order to curb demand and control prices.

—	The rising cost of living and deteriorating credit conditions will weigh on global economic expansion in the coming quarters. Most regions will experience a significant slowdown in economic activity in 2023.

However, the expected global slowdown could be short-lived. Controlling inflation should help restore an environment conducive to sustainable growth as of 2024.

☐	Québec’s economic situation

Economic activity in Québec, like that in the global economy, should moderate in 2023.

—	Inflation and high interest rates will curb economic activity. Real GDP growth is expected to slow from 2.8% in 2022 to 0.6% in 2023.

—	Controlled inflation and more advantageous credit conditions will foster economic recovery. The expansion of economic activity should accelerate, reaching 1.4% in 2024.

The Québec government has set ambitious objectives for creating wealth and increasing Québec’s economic potential. Major steps have been taken to boost business productivity and promote the integration and retention of workers in the labour market. This has helped improve the standard of living for Quebecers and thus reduce the wealth gap with Ontario.

—	Since 2019, Québec has made substantial gains in relation to living standards. This improvement has allowed it to narrow the gap with Ontario from 16.4% in 2018 to 13.7% in 2022.

—	Living standards will continue to catch up despite the slowdown in economic activity. The standard of living gap with Ontario should fall to 12.8% in 2023.

Overview	A.3

The government is maintaining its objective of catching up with Ontario’s real GDP per capita and aims to bring the gap down to below 10% by the end of 2026. This collective prosperity will benefit all Quebecers and will ensure long-term funding of public services.

☐	A committed Québec

The Québec Budget Plan – March 2023 reflects the government’s determination to fulfill its main commitments:

—	increasing Québec’s economic potential;

—	developing the potential of youth to ensure the future of Québec society;

—	deploying the plan to reform health care;

—	maintaining sound public finances over time.

■	Initiatives exceeding $24 billion

In the Québec Budget Plan ‒ March 2023, the government is providing investments of $24.5 billion by 2027-2028.

The first lever on which the government is acting is increasing Québec’s economic potential. Achieving this objective calls for improving Quebecers’ disposable income, for continuing public investments, for investments to enable businesses to increase their productivity, and for increasing the labour pool.

—	Investments of nearly $12.1 billion are provided by 2027-2028 for growing Québec’s wealth, particularly through a $9.2-billion income tax cut that will benefit 4.6 million Quebecers.

The government is continuing to invest in education and higher education. It is fostering access, retention and graduation rates, at all educational levels, by making sure that the education and higher education system meets the needs of pupils, students and staff.

—	Investments of more than $2.3 billion by 2027-2028 are provided to develop the potential of youth.

In the wake of initiatives introduced under the plan to reform health care tabled in March 2022, the government is continuing its transformation of the health care system in order to improve care and services to the public. The system will become more efficient and more flexible. The challenge is important, but crucial for Québec society.

—	Investments of nearly $5.6 billion by 2027-2028 are provided to make the health care system more effective and more humane.

Budget 2023-2024
A.4	Budget Plan

In addition, the government is planning investments of nearly $3.6 billion to support Quebecers.

—	In recent years, several measures have been taken to curb the decline of the French language in Québec, including the enactment in June 2022 of Bill 96, An Act respecting French, the official and common language of Québec. The government will continue to take action in this matter by accelerating the implementation of the Act and adopting the tools necessary to monitor the language situation in Québec.

—	Investments of $649 million by 2027-2028 are provided to promote culture and the French language.

—	The Québec government recognizes how important it is for households to live in quality housing that suits their financial capacity. However, recent years have seen a sharp rise in rental costs, making it hard for certain households to meet this need. Lower-income households are particularly impacted by this situation.

—	Investments of $1.0 billion over six years are provided to improve housing affordability.

Lastly, ensuring that the public and future generations have a healthy environment is a priority for the government. It is committed to diversifying and consolidating actions for the environment by supporting measures for climate transition, water management and biodiversity.

—	The 2030 Plan for a Green Economy will receive an additional $1.4 billion in investment, reaching $9.0 billion over five years. This is an 18% increase compared with the current plan.

—	In addition, $1.0 billion will be invested over five years to diversify and consolidate environmental measures, in particular the creation of the Fonds bleu and the implementation of the Plan nature 2030.

TABLE A.1

Financial impact of the measures of Budget 2023-2024

(millions of dollars)

	2022- 2023	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	Total	Ref. section
Growing Québec’s wealth	–502	−2 081	−2 311	−2 438	−2 364	−2 403	−12 099	B
Developing the potential of youth	–34	–345	–499	–496	–470	–467	−2 311	C
Making the health care system more effective and more humane	—	−1 034	−1 135	−1 135	−1 135	−1 135	−5 574	D
Supporting Quebecers	–514	–740	–773	–592	–515	–419	−3 554	E
Diversifying and consolidating environmental measures	–15	–122	–166	–188	–217	–245	–953	F
TOTAL	−1 064	−4 323	−4 885	−4 849	−4 700	−4 670	−24 490

Note: Totals may not add due to rounding.

Overview	A.5

■	Responsible management of public finances

In fulfilling these commitments, sound management of public finance will be kept to the forefront.1 The return to a balanced budget, after deposits in the Generations Fund, is planned for 2027-2028. It will be achieved while maintaining significant investments in the government’s main missions.

—	The financial framework of Budget 2023-2024 is prudent and provides for shrinking deficits, while including a contingency reserve of $6.5 billion. Amendments to the Balanced Budget Act will be proposed to improve its applicability in unfavourable economic contexts.

Reducing the debt burden also remains a priority for the government. In addition to promoting greater intergenerational fairness, it contributes positively to economic growth by creating a climate of confidence conducive to private investment and higher productivity.

This is why the government is setting a new debt reduction objective. Net debt, which will stand at 37.4% of GDP as at March 31, 2023, will progressively be reduced to within a range of 27.5% of GDP to 32.5% of GDP within the next 15 years, that is, by fiscal year 2037-2038.2

—	The median net debt reduction target will therefore stand at 30% of GDP.

[1]	Unless otherwise indicated, this document is based on budgetary and economic data available as at March 8, 2023. The budgetary data presented for 2022-2023 are preliminary results. Data for 2023-2024 to 2027-2028 are forecasts and those for subsequent years are projections.

[2]	Amendments to the Act to reduce the debt and establish the Generations Fund will be proposed for this purpose.

Budget 2023-2024
A.6	Budget Plan

1.	A committed QuĖbec

1.1	Growing Québec’s wealth

The government is pursuing ambitious goals to create wealth and increase Québec’s economic potential.

—	Major steps have been taken since fall 2018 to increase business productivity, support innovation and promote worker integration and retention in the labour market, which has helped improve the standard of living of Quebecers and reduce the wealth gap with Ontario.

The government has committed to cut personal income tax, which will improve Quebecers’ disposable income and help increase Québec’s prosperity by stimulating both economic growth and the labour supply.

—	To achieve this, the government is announcing an immediate income tax cut totalling $9.2 billion over six years, or $1.7 billion per year. It could reach $814 per person as of 2023 and will benefit 4.6 million Quebecers.

It will also continue to act on the main determinants of economic growth, that is, productivity gains, innovation, leveraging the regions and increasing the pool of qualified workers.

In Budget 2023-2024, initiatives totalling nearly $12.1 billion by 2027-2028 are planned to grow Québec’s wealth:

—	$9.2 billion for increasing Quebecers’ disposable income, with a 1-percentage-point reduction in the two bottom tax rates starting this year;

—	$888 million for increasing the productivity of Québec’s economy;

—	$1.4 billion for contributing to the prosperity of the regions;

—	$615 million for addressing the labour shortage.

Measures will also be taken to adapt the Québec Pension Plan to the new realities of Quebecers.

Overview	A.7

TABLE A.2

Financial impact of the measures to grow Québec’s wealth

(millions of dollars)

	2022- 2023	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	Total
Increasing Quebecers’ disposable income	–402	−1 657	−1 698	−1 750	−1 802	−1 857	−9 166
Increasing the productivity of Québec’s economy	—	–109	–222	–199	–173	–184	–888
Contributing to the prosperity of the regions	—	–220	–271	–375	–290	–275	−1 430
Addressing the labour shortage	–100	–95	–120	–114	–98	–87	–615
Adapting the Québec Pension Plan to the new realities of Quebecers	—	—	—	—	—	—	—
TOTAL	-502	−2 081	−2 311	−2 438	−2 364	−2 403	−12 099

Note: Totals may not add due to rounding.

Budget 2023-2024
A.8	Budget Plan

1.2	Developing the potential of youth

In Québec, education has been, and continues to be, the cornerstone of our society’s development. The government is making education its top priority. High-quality education services ensure collective prosperity.

In recent years, major efforts have been made to increase student success and retention, promote participation in recreation and sports, and foster access and graduation rates in higher education.

The government’s action is centred on key policy directions to increase educational success, including:

—	enhancing the teaching of French, reading and mathematics;

—	offering more special projects and making them more accessible;

—	investing in vocational training;

—	supporting teachers;

—	fostering higher education graduation rates.

Budget 2023-2024 is providing an investment of $2.3 billion over six years to develop the potential of youth:

—	$1.5 billion for helping youth succeed;

—	$88 million for getting Quebecers moving;

—	$717 million for fostering student access, retention and graduation rates in higher education.

TABLE A.3

Financial impact of the measures to develop the potential of youth

(millions of dollars)

	2022- 2023	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	Total
Helping youth succeed	—	–231	–334	–330	–305	–305	−1 505
Getting Quebecers moving	—	–13	–20	–21	–19	–17	–88
Fostering student access, retention and graduation rates in higher education	–34	–101	–146	–146	–146	–146	–717
TOTAL	–34	–345	–499	–496	–470	–467	–2 311

Note: Totals may not add due to rounding.

Overview	A.9

1.3	Making the health care system more effective and more humane

The health and social services system has been under great strain in recent years during the pandemic. In March 2022, building on the lessons learned, the government launched its plan to reform health care and initiated a major shift to address the numerous challenges that continue to exist in the health and social services sector.

As a result, initiatives in health and social services of nearly $5.6 billion over the next five years are planned in Budget 2023-2024:

—	$3.0 billion for making the health care system more efficient and more flexible for the public;

—	$2.0 billion for caring for seniors and informal or family caregivers;

—	$565 million for supporting the most vulnerable.

TABLE A.4

Financial impact of the measures to make the health care system more effective and more humane

(millions of dollars)

	2022- 2023	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	Total
Making the health care system more efficient and more flexible for the public	—	–613	–623	–623	–590	–564	−3 013
Caring for seniors and informal or family caregivers	—	–316	–401	–401	–434	–443	−1 996
Supporting the most vulnerable	—	–105	–111	–111	–111	–128	–565
TOTAL	—	−1 034	−1 135	−1 135	−1 135	−1 135	−5 574

Note: Totals may not add due to rounding.

Budget 2023-2024
A.10	Budget Plan

1.4	Supporting Quebecers

Over the past few years, the government has pursued its commitment to support families, people in need of housing, community organizations and vulnerable people.

In this budget, it is consolidating its actions and strengthening its support for communities. Accordingly, $3.6 billion is provided over six years to support Quebecers:

—	$649 million for promoting and advancing Québec culture, and continuing to uphold, promote and advance the French language;

—	$1.0 billion for fostering the affordability of housing by, in particular, increasing the supply of social and affordable housing and by providing additional support to Quebecers who need to find housing;

—	Of this amount, $650 million will support the completion of over 5 250 social and affordable housing units throughout Québec, as well as ensure the preservation of aging housing units.

—	$440 million for supporting families by providing educational childcare services adapted to their needs and by supporting vulnerable children;

—	In this respect, an investment of $331 million will enable 5 000 non-subsidized childcare spaces to be converted into subsidized spaces.

—	$722 million for strengthening the accessibility and efficiency of transportation networks, particularly by supporting public transit;

—	$533 million for improving inclusion and equality, increasing support for various communities by boosting support for community organizations, among other things, protecting the safety of the public and facilitating access to justice;

—	$121 million for continuing to support First Nations and Inuit people, thereby strengthening and facilitating access to services provided;

—	$88 million for modernizing architectural and land-use practices.

Overview	A.11

TABLE A.5

Financial impact of the measures to support Quebecers

(millions of dollars)

	2022- 2023	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	Total
Promoting culture and the French language	—	–140	–146	–126	–118	–119	–649
Improving housing affordability	–237	–173	–127	–189	–168	–106	−1 001
Supporting families	—	–36	–101	–107	–108	–88	–440
Strengthening the accessibility and efficiency of transportation networks	–200	–244	–236	–33	–8	–2	–722
Supporting Quebecers’ quality of life	–46	–109	–114	–104	–83	–77	–533
Continuing to support First Nations and Inuit people	–16	–33	–34	–16	–12	–12	–121
Modernizing architectural and land-use practices	–16	–5	–16	–17	–19	–15	–88
TOTAL	–514	–740	–773	–592	–515	–419	−3 554

Budget 2023-2024
A.12	Budget Plan

1.5	Diversifying and consolidating environmental measures

To fight climate change, the government is setting aside an additional $1.4 billion as part of its yearly update of the 2030 Plan for a Green Economy. The new implementation plan, to be unveiled soon, will therefore benefit from $9 billion in funding over five years.

In addition, at the United Nations Conference on Biodiversity (COP15), the government announced the implementation of the Plan nature 2030 and committed to protect Québec’s water reserves.

To achieve this, the government is investing $500 million over five years to support the creation of the Fonds bleu, a portion of which will be funded from the duty payable for water use, and is confirming the investments in Plan nature 2030.

In Budget 2023-2024, the government is providing $1 billion:

—	$520 million for protecting water resources and ensuring the safety of dams;

—	$475 million for protecting biodiversity and promoting access to nature;

—	$23 million for promoting agri-environmental practices.

Lastly, additional revenue of $65 million over five years resulting from an increase in the environmental duty on new tires will allow the Québec Integrated Used Tire Management Program to continue. This environmental duty has not been increased since its introduction in 1999.

TABLE A.6

Financial impact of the measures to diversify and consolidate environmental measures

(millions of dollars)

	2022- 2023	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	Total
Enhancing the 2030 Plan for a Green Economy(1)	—	—	—	—	—	—	—
Protecting water resources and ensuring the safety of dams	—	–54	–79	–104	–129	–154	–520
Protecting biodiversity and promoting access to nature	–15	–63	–90	–98	–103	–106	–475
Recognizing and rewarding agri-environmental practices	—	–12	–12	—	—	—	–23
Subtotal	–15	–128	–181	–202	–232	–260	−1 018
Revising the specific duty on new tires	—	6	15	15	15	15	65
TOTAL	–15	–122	–166	–188	–217	–245	–953

(1)	The financial framework of the 2030 Plan for a Green Economy will benefit from an additional investment of $1.4 billion over five years compared with the current plan, thanks in particular to additional revenue from the carbon market.

Overview	A.13

2.	Québec’s economic situation

2.1	The year 2023, a period of transition before the return to sustainable growth

In recent months, inflation and the synchronized tightening of monetary policy have slowed the pace of economic activity in most regions. Thus, the global economy has entered a slowdown phase.

—	Global economic growth is expected to moderate, falling from 3.3% in 2022 to 2.4% in 2023.[3] In the United States, economic activity will drop from 2.1% in 2022 to 0.5% in 2023.

—	In Canada, real GDP growth is expected to be 0.8% in 2023 following a 3.4% increase in 2022.

—	In Québec, economic activity will decelerate from 2.8% in 2022 to 0.6% in 2023.

The year 2023 will be a period of transition. Efforts to contain the rise in prices and maintain it at a stable and predictable level could allow some major central banks to start easing their monetary policy toward the end of 2023.

—	Once inflation is under control and more advantageous credit conditions have been introduced, the resumption of economic activity will accelerate starting in 2024.

In this context, the Québec economy will regain its momentum. Real GDP will grow by 1.4% in 2024.

Moreover, while future growth will come mostly from productivity gains, the aging of the population will continue to pose a challenge to accelerating Québec’s economic growth.

[3]	This section reflects economic data available as at February 28, 2023.

Overview	A.15

TABLE A.7

Economic growth

(real GDP, percentage change)

	2021	2022	2023	2024
Québec	6.0	2.8	0.6	1.4
Canada	5.0	3.4	0.8	1.6
United States	5.9	2.1	0.5	1.3
World(1)	6.2	3.3	2.4	3.1

(1)	Global real GDP is expressed in purchasing power parity.

Sources:	Institut de la statistique du Québec, Statistics Canada, International Monetary Fund, S&P Global, Refinitiv Datastream, Bloomberg, Eurostat and Ministère des Finances du Québec.

TABLE A.8

Real GDP and its major components in Québec

(percentage change and contribution in percentage points)

	Change			Contribution
	2022	2023	2024	2022	2023	2024
Domestic demand	2.5	0.6	1.2	2.6	0.6	1.3
Household consumption	4.9	1.6	1.5	2.9	1.0	0.9
Residential investment	–9.7	–7.9	–0.1	–0.8	–0.6	–0.0
Non-residential business investment	3.5	0.4	2.3	0.3	0.0	0.2
Government spending and investment	1.3	1.1	0.6	0.4	0.3	0.2
External sector	—	—	—	–1.8	0.4	0.4
Exports	2.4	1.5	3.7	1.0	0.7	1.6
Imports	5.8	0.6	2.3	–2.8	–0.3	–1.2
Inventories	—	—	—	1.8	–0.4	–0.4
REAL GDP	2.8	0.6	1.4	2.8	0.6	1.4

Note: Totals may not add due to rounding.

Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

Budget 2023-2024
A.16	Budget Plan

3.	QuĖbec’s financial situation

3.1	A smaller budgetary deficit in 2022-2023

Since the publication of Budget 2022-2023, the economic indicators affecting own-source revenue4 have been adjusted favourably for 2022.

—	Nominal GDP has been adjusted upward by 3.3 percentage points to stand at 9.7%, compared to 6.4% projected in Budget 2022-2023.

Dynamic economic performance in 2022 has had a positive effect on own-source revenue, which has been adjusted upward by $5.1 billion in 2022-2023. In particular, corporate taxes have been adjusted upward by $2.4 billion, and personal income tax, by $1.5 billion.

After deposits in the Generations Fund,5 the budgetary deficit for 2022-2023 is lower than forecast in March 2022, decreasing from nearly $6.5 billion to $5.0 billion.

CHART A.1		CHART A.2

Nominal GDP and other economic indicators ‒ 2022		Adjustment in 2022-2023 to own-source revenue since March 2022
(percentage change)		(millions of dollars)

Note:	NOSC: net operating surplus of corporations;	Note:	OSR: own-source revenue excluding revenue
	Wages: wages and salaries;		from government enterprises;
	Consum.: household consumption excluding food		CT: corporate taxes;
	expenditures and shelter.		PIT personal income tax;
HSF: contributions for health services;
DP: duties and permits.

[4]	Own-source revenue excluding revenue from government enterprises.

[5]	Budgetary deficit before use of the stabilization reserve.

Overview	A.17

TABLE A.9

Adjustments to the financial framework since March 2022

(millions of dollars)

2022-2023
BUDGETARY BALANCE(1) – MARCH 2022	−6 450
ECONOMIC AND BUDGETARY SITUATION
Own-source revenue excluding revenue from government enterprises(2)	5 700
Revenue from government enterprises	1 046
Subtotal – Own-source revenue	6 746
Federal transfers	436
Subtotal – Revenue	7 182
Portfolio expenditures	–554
Debt service	−1 211
Subtotal – Expenditure	−1 765
Deposits of dedicated revenues in the Generations Fund	94
TOTAL ADJUSTMENTS TO THE ECONOMIC AND BUDGETARY SITUATION	5 511
INITIATIVES SINCE BUDGET 2022-2023	−5 518
BUDGET 2023-2024 INITIATIVES
Growing Québec’s wealth	–502
Developing the potential of youth	–34
Making the health care system more effective and more humane	—
Supporting Quebecers	–514
Diversifying and consolidating environmental measures	–15
Subtotal	−1 064
TOTAL INITIATIVES	−6 582
Contingency reserve	2 500
BUDGETARY BALANCE BEFORE USE OF THE STABILIZATION RESERVE	−5 021
Use of the stabilization reserve(3)	449
BUDGETARY BALANCE(1) – MARCH 2023	−4 572

Note: Totals may not add due to rounding.

(1)	Budgetary balance within the meaning of the Balanced Budget Act, after use of the stabilization reserve.
(2)	The total adjustment to own-source revenue is $5.1 billion, including initiatives affecting revenue such as the 1-percentage-point decrease in the two bottom tax rates to improve Quebecers’ disposable income, which has an impact of $402 million in 2022-2023.
(3)	The stabilization reserve will be fully utilized in 2022-2023, resulting in a zero balance of the reserve as at March 31, 2023.

Budget 2023-2024
A.18	Budget Plan

3.2	Financial framework

Budget 2023-2024 presents the outlook for the Québec government’s revenue and expenditure until 2027-2028.

Revenue amounts to $147.7 billion in 2023-2024, with growth of 1.8%. Growth will increase to 2.8% in 2024-2025.

—	Over the time period of the financial framework up to 2027-2028, annual revenue growth will reach 2.9% on average.

Expenditure amounts to $147.9 billion in 2023-2024, with growth of 0.7%.6 Growth will reach 2.4% in 2024-2025.

—	From 2023-2024 to 2027-2028, the annual growth in expenditure will be 2.1%[7] on average.

The financial framework includes a contingency reserve of $1.5 billion in 2023-2024, $1.0 billion in 2024-2025 and 2025-2026, and $1.5 billion in 2026-2027 and 2027-2028.

The budgetary balance, within the meaning of public accounts, shows a deficit of $1.6 billion in 2023-2024 and surpluses as of 2025-2026.

According to the definition provided in the Balanced Budget Act, the budgetary balance will present a deficit of $4.0 billion in 2023-2024 and will be balanced in 2027-2028.

[6]	Excluding the impact of the COVID-19 support and recovery measures, growth in expenditure is 4.3% in 2023-2024.

[7]	Excluding the impact of the COVID-19 support and recovery measures, annual growth in expenditure is 2.9% on average.

Overview	A.19

TABLE A.10

Multi-year financial framework

(millions of dollars)

	2022 2023	-	2023 2024	-	2024 2025	-	2025 2026	-	2026 2027	-	2027 2028	-	AAGR	(1)
Revenue
Personal income tax	42 670		43 126		44 749		46 470		48 153		49 873
Contributions for health services	7 841		7 944		8 161		8 407		8 601		8 778
Corporate taxes	13 263		13 192		14 090		14 835		15 529		16 089
School property tax	1 112		1 184		1 292		1 374		1 387		1 432
Consumption taxes	26 548		27 290		28 220		29 080		29 875		30 739
Duties and permits	5 981		5 739		5 746		5 896		6 116		6 214
Miscellaneous revenue	11 784		12 707		13 112		13 444		13 922		14 365
Government enterprises	6 674		6 807		6 685		6 539		7 291		6 885
Own-source revenue	115 873		117 989		122 055		126 045		130 874		134 375
% change	5.7		1.8		3.4		3.3		3.8		2.7		3.0
Federal transfers	29 226		29 742		29 741		30 908		32 011		33 197
% change	0.1		1.8		0.0		3.9		3.6		3.7		2.6
Total revenue	145 099		147 731		151 796		156 953		162 885		167 572
% change	4.5		1.8		2.8		3.4		3.8		2.9		2.9
Expenditure
Portfolio expenditures	−136 716		−138 392		−141 468		−145 445		−149 138		−152 095
% change(2)	7.4		1.2		2.2		2.8		2.5		2.0		2.2
Debt service	−10 053		−9 464		−9 925		−9 964		−10 516		−11 135
% change	16.4		–5.9		4.9		0.4		5.5		5.9		2.1
Total expenditure	−146 769		−147 856		−151 393		−155 409		−159 654		−163 230
% change(2)	7.9		0.7		2.4		2.7		2.7		2.2		2.1	(3)
Contingency reserve	—		−1 500		−1 000		−1 000		−1 500		−1 500
SURPLUS (DEFICIT)	−1 670		−1 625		-597		544		1 731		2 842
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	−3 351		−2 373		−2 387		−2 524		−2 707		−2 833
BUDGETARY BALANCE BEFORE USE OF THE STABILIZATION RESERVE	−5 021		−3 998		−2 984		−1 980		–976		9
Use of the stabilization reserve	449		—		—		—		—		—
BUDGETARY BALANCE	−4 572		−3 998		−2 984		−1 980		–976		9

Note: Totals may not add due to rounding.

(1)	Average annual growth rate, corresponding to the geometric mean over five years, from 2023-2024 to 2027-2028.
(2)	Excluding the impact of the COVID-19 support and recovery measures, portfolio expenditures will grow by 5.1% in 2023-2024 and total expenditure by 4.3%.
(3)	Excluding the impact of the COVID-19 support and recovery measures, annual growth in expenditure will be 2.9% on average.

Budget 2023-2024
A.20	Budget Plan

3.3	Returning to a balanced budget

In early 2020, the pandemic caused a shock of unprecedented magnitude, sending the economy into a short but deep recession. Global economic activity quickly began to recover in a synchronized fashion, but this generated inflationary pressures that caused quick and substantial interest rate hikes.

Despite this economic volatility, the government has maintained adequate funding for the government’s main missions, thereby generating deficits. With the move to a more stable economic environment, Budget 2023-2024 is an opportunity for the government to table its plan for a return to a balanced budget.

According to this plan, the deficit will be limited to $4 billion in 2023-2024, and then progressively reduced by $1 billion per year until fiscal balance is achieved in 2027-2028.

The return to a balanced budget will be achieved while:

—	reducing personal income tax;

—	fostering economic growth;

—	adequately funding the government’s missions;

—	ensuring that expenditure growth is in line with revenue growth.

Sound management of public finances enables the government to eliminate the $2.8-billion deficit that was ultimately forecast in Budget 2022-2023 and to continue reducing the debt burden.

CHART A.3 Change in the budgetary balance
(billions of dollars)

Overview	A.21

Lifting of suspension and modernization of the Balanced Budget Act

Lifting the suspension of certain effects of the Act

The Balanced Budget Act was amended by Bill 17,[1] assented to on February 24, 2022, which temporarily suspends certain effects of the Act from 2021-2022 until the end of the fiscal year determined by the Minister, that is, no later than the fiscal 2023-2024 Budget Speech.

The desired effects of the suspension include:

–   the prohibition of an actual or forecast budgetary deficit;

–   the tabling of a plan to restore fiscal balance;

–   the obligation to implement offsetting measures for overruns.

In order to meet the Act’s requirements, the Minister of Finance is lifting the suspension of these effects as of the end of fiscal 2022-2023.

As a result, the financial framework of Budget 2023-2024 includes a plan for a return to a balanced budget by 2027-2028. The plan presented, whereby the deficit will be limited to $4 billion in 2023-2024, and thereafter progressively reduced by $1 billion per year until fiscal balance is achieved, constitutes the government’s plan for restoring fiscal balance.

–   As such, the fiscal framework calls for a $1-billion decrease in the deficit in 2023-2024 compared with 2022-2023. Considering the changing revenue outlook, the expenditure level has therefore been determined so as to reduce the deficit in accordance with the requirements of the Act.

Modernization of the Balanced Budget Act

Since its enactment in 1996, the Balanced Budget Act has been amended a number of times, essentially to suspend some of its effects during periods of recession or economic instability.

Since experience has revealed the difficulties of enforcing the Act in a context of major economic slowdown, Budget 2023-2024 provides an opportunity to modernize certain of its provisions.

The government wishes specifically to:

–   improve fiscal flexibility in determining the fiscal balance;

–   update the rules requiring the tabling of a plan to offset budget overruns, including the threshold and timeframe for when such a plan is required;

–   revise the rules governing the execution of this plan, including the implementation of measures to offset overruns and the time period for offsetting overruns;

–   abolish the stabilization reserve.

Proposed details will be specified at a later date.

1	An Act respecting the implementation of certain provisions of the Budget Speech of 25 March 2021 and amending other provisions (S.Q. 2022, c. 3).

Budget 2023-2024
A.22	Budget Plan

3.4	Increased investment in public infrastructure

Québec has significant public infrastructure needs. To meet them, the government is announcing an increase of $7.5 billion over 10 years under the Québec Infrastructure Plan (QIP).

—	The 2023-2033 QIP therefore amounts to $150.0 billion, or $15.0 billion per year on average.

—	Over the past five years, the QIP has been increased each year, going from $100.4 billion in March 2018 to $150.0 billion in March 2023.

These substantial investments will serve, in particular, to repair and build schools and health care institutions, maintain the road network and develop public transit infrastructure.

—	The financial impact of the increase in the QIP is estimated at $1.0 billion over five years, from 2023-2024 to 2027-2028. This includes the impact on portfolio expenditures and on debt service.

CHART A.4 Change in the Québec Infrastructure Plan
(billions of dollars)

Overview	A.23

4.	Gradually reducing the debt burden

❑	The debt burden is lower than before the pandemic

Québec has made remarkable progress in reducing its debt in recent decades. The net debt burden will stand at 37.4% of GDP as at March 31, 2023. This is lower than the pre-pandemic level, which stood at 40.0% of GDP as at March 31, 2020.

—	The net debt-to-GDP ratio is expected to decline gradually starting in 2024-2025.

CHART A.5 Net debt as at March 31
(percentage of GDP)

However, Québec remains one of the most indebted provinces. That is why reducing the debt burden remains a priority for the government. It contributes positively to economic growth through the creation of a climate of confidence conducive to private investment and higher productivity and promotes intergenerational fairness, in particular.

Overview	A.25

☐	The new debt reduction objective

In view of the importance of continuing to gradually reduce the debt burden, the government is announcing a new debt reduction objective.

Net debt, which will stand at 37.4% of GDP as at March 31, 2023, will gradually be reduced to within a range of 27.5% of GDP to 32.5% of GDP within the next 15 years, that is, by fiscal year 2037-2038.8

—	The median net debt reduction target will stand at 30% of GDP.

Based on this target, Québec’s net debt burden will therefore gradually move toward the current average net debt of the provinces (31% of GDP as at March 31, 2022).

The government also aims for the net debt burden to be 33% of GDP by 2032-2033. This is an intermediate target.

TABLE A.11

The new debt reduction targets

Net debt by 2032-2033 (intermediate target)	33% of GDP (±2.5% of GDP)
Net debt by 2037-2038	30% of GDP (±2.5% of GDP)

The government’s debt reduction strategy will rest on three key elements:

—	a return to a balanced budget by 2027-2028 and the maintenance of that balance subsequently, after deposits of dedicated revenues in the Generations Fund;

—	deposits in the Generations Fund, which will continue to increase starting in 2024-2025;

—	accelerated economic growth, which will contribute to reducing the relative weight of the debt.

Just as it did when the Generations Fund was established in 2006, the government will continue to bank on the wealth of Québec’s hydroelectricity to reduce Québec’s debt. The Generations Fund will receive water-power royalties on an annual basis as well as $650 million from the dividend paid by Hydro-Québec to the government.

In 2023-2024, revenues dedicated to the Generations Fund will amount to $2.4 billion. They will gradually increase to $2.8 billion in 2027-2028,9 reaching nearly $5.0 billion in 2037-2038.

Moreover, in order to reduce the financing program and alleviate debt service, withdrawals from the Generations Fund of $2.5 billion per year will be made in 2023-2024 and 2024-2025.

[8]	Amendments to the Act to reduce the debt and establish the Generations Fund will be proposed for this purpose.

[9]	The portion of the amounts provided for in the March 2022 budget that will not be deposited in the Generations Fund will be allocated to the financing of the 1 percentage-point reduction in the first two tax brackets as of 2023.

Budget 2023-2024
A.26	Budget Plan

5.	Alternative forecast scenarios

A high degree of uncertainty surrounds the economic forecasts. As a result, although the baseline scenario forecast is balanced and similar to that of the private sector, it is not shielded from risks that could impact the economic outlook, both on the downside and the upside.

In this context, the Ministère des Finances has developed one alternative scenario forecasting a recession and another forecasting greater-than-anticipated growth, so that their impact on the financial framework and the Québec government’s debt can be assessed.

☐	Two alternative economic forecast scenarios

The recession scenario reflects a more pronounced economic slowdown in the short term than forecast in the baseline scenario.

Under this scenario, economic activity would decline by 0.8% in 2023 before increasing by 0.6% in 2024. This represents a negative gap of 1.4 percentage points in 2023 and 0.8 percentage points in 2024 compared to the baseline scenario.

—	This shock would be followed by a rebound in 2025 and 2026, such that real GDP would return to a level equivalent to the baseline scenario by the end of 2026.

The strong growth scenario reflects a stronger increase in economic activity than forecast in the baseline scenario.

Under this scenario, economic activity in Québec would grow by 2.0% in 2023 and 2.1% in 2024. This represents positive gaps of 1.4 percentage points in 2023 and 0.7 percentage points in 2024 compared to the baseline scenario.

—	Real GDP would return to a level equivalent to the baseline scenario by the end of 2026.

TABLE A.12

Real GDP – Québec

(percentage change, shock in percentage points)

	Baseline scenario	Recession scenario		Strong growth scenario
	Change	Shock	Change	Shock	Change
2023	0.6	–1.4	–0.8	+1.4	2.0
2024	1.4	–0.8	0.6	+0.7	2.1
2025	1.6	+1.1	2.7	–1.1	0.5
2026	1.5	+0.9	2.4	–0.8	0.7
2027	1.4	+0.3	1.7	–0.3	1.1

Overview	A.27

☐	Impact on the financial framework and the net debt

The alternative scenarios illustrate how achieving a balanced budget could be affected if the economic situation were to take a different trajectory than that expected in Budget 2023-2024.

—	If the economic situation were to deteriorate, use of the contingency reserve built into the financial framework would make it possible to avoid delaying the return to a balanced budget.

—	Conversely, an improvement in the economic situation could reduce the anticipated deficits, or even allow a return to a balanced budget before 2027-2028.

CHART A.6 Return to a balanced budget – Baseline scenario and alternative scenarios
(billions of dollars)

Budget 2023-2024
A.28	Budget Plan

Under the recession scenario, the net debt-to-GDP ratio would be 1.4 percentage points higher in 2024-2025, bringing it to 38.9%.

—	The ratio would then gradually decline to 36.5% of GDP as at March 31, 2028, that is 0.7 percentage points of GDP or $4.9 billion higher than in the baseline scenario.

Under the strong growth scenario, the net debt-to-GDP ratio would decrease gradually each year.

—	As at March 31, 2028, the ratio would stand at 35.0% of GDP, or 0.8 percentage points of GDP lower than in the baseline scenario.

CHART A.7 Net debt as at March 31 – Baseline scenario and alternative scenarios
(percentage of GDP)

Overview	A.29

Appendix:	QuĔbec’s economic outlook – 2021 to 2027

TABLE A.13

Economic outlook in Québec

(annual average, percentage change, unless otherwise indicated)

	2021	2022	2023	2024	2025	2026	2027
Output
Real GDP	6.0	2.8	0.6	1.4	1.6	1.5	1.4
Nominal GDP	11.8	9.7	2.7	3.8	3.7	3.3	3.3
Nominal GDP (billions of dollars)	504.5	553.5	568.4	589.8	611.8	632.0	652.8
Components of GDP (in real terms)
Final domestic demand	6.2	2.5	0.6	1.2	1.5	1.2	1.3
– Household consumption	5.4	4.9	1.6	1.5	1.6	1.5	1.6
– Government spending and investment	5.6	1.3	1.1	0.6	1.0	0.0	0.4
– Residential investment	12.9	-9.7	-7.9	-0.1	1.0	1.0	0.8
– Non-residential business investment	7.3	3.5	0.4	2.3	2.5	2.5	2.3
Exports	2.9	2.4	1.5	3.7	3.0	2.7	2.2
Imports	6.8	5.8	0.6	2.3	2.0	1.8	1.8
Labour market
Population (thousands)	8 602	8 696	8 776	8 843	8 904	8 956	9 002
Population aged 15 and over (thousands)	7 099	7 156	7 238	7 303	7 363	7 413	7 460
Jobs (thousands)	4 273	4 403	4 466	4 491	4 517	4 538	4 557
Job creation (thousands)	176.6	129.7	63.2	25.2	25.2	21.7	18.3
Unemployment rate (per cent)	6.1	4.3	4.6	4.2	4.1	4.1	4.0
Other economic indicators (in nominal terms)
Household consumption	8.9	10.8	4.5	3.4	3.5	3.5	3.4
– Excluding food expenditures and shelter	11.1	12.5	4.0	3.4	3.5	3.4	3.4
Housing starts (thousands of units)	67.8	57.1	50.1	46.2	44.1	43.0	42.0
Residential investment	29.8	-0.1	-7.1	2.0	3.8	3.4	3.0
Non-residential business investment	9.5	10.1	3.8	3.8	4.0	4.2	4.1
Wages and salaries	10.8	9.9	3.7	3.4	3.3	3.1	2.9
Household income	5.6	9.2	3.0	3.4	3.2	3.2	3.0
Net operating surplus of corporations	8.9	1.5	-4.9	5.3	3.9	3.5	3.6
Consumer price index	3.8	6.7	3.5	2.2	2.0	2.0	2.0
– Excluding food and energy	3.0	4.7	3.6	2.2	2.2	2.2	2.0

Sources: Institut de la statistique du Québec, Statistics Canada, Canada Mortgage and Housing Corporation and Ministère des Finances du Québec.

Overview	A.31